UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2023

Commission File No. 0001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [   ] Form 40-F [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2023	SILVERCORP METALS INC.

/s/ Derek Liu
Derek Liu
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release - June 14, 2023 - SILVERCORP ANNOUNCES HIGH-GRADE GOLD AND SILVER DRILL RESULTS AND THE DISCOVERY OF NEW LOW ANGLE GOLD VEINS AT THE LMW MINE